PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus Supplement dated October 11, 2024,	Registration No. 333-269493
Prospectus Supplement dated June 7, 2024,
Prospectus Supplement dated April 8, 2024
and Prospectus dated February 8, 2023)

Up to $25,000,000

Class A Common Stock

This Prospectus Supplement amends and supplements the information in the prospectus supplement, dated October 11, 2024, the prospectus supplement, dated June 7, 2024, and the prospectus supplement, dated April 8, 2024 (together, the “ATM Prospectus Supplements”), relating to the offer and sale of shares of our Class A common stock, par value $0.001 per share, having an aggregate offering price of up to $25,000,000 pursuant to the terms of that certain At the Market Offering Agreement (the “Sales Agreement”), dated February 1, 2023, with H.C. Wainwright & Co., LLC (“Wainwright”). This Prospectus Supplement should be read in conjunction with the ATM Prospectus Supplements and accompanying prospectus thereto, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus Supplements and accompanying prospectus thereto. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus Supplements and accompanying prospectus thereto, and any future amendments or supplements thereto.

As of November 12, 2024, the aggregate market value of our outstanding Class A common stock held by non-affiliates (“public float”) was approximately $94.8 million based on 3,416,634 shares of outstanding Class A common stock held by non-affiliates as of such date, at a price of $27.76 per share on November 11, 2024, which was the highest closing sale price of our Class A common stock on The Nasdaq Capital Market within 60 days of the filing date of this Prospectus Supplement. Since our entry into the Sales Agreement, we have offered and sold 2,450,715 shares of Class A common stock for approximately $48.8 million pursuant to the Sales Agreement.

We are filing this Prospectus Supplement to amend the ATM Prospectus Supplements to update our public float and indicate that, since our public float is above $75.0 million, we are no longer subject to the sales limitations of General Instruction I.B.6 of Form S-3. If we become subject to the offering limits in General Instruction I.B.6 of Form S-3 in the future, we will file another amendment to the ATM Prospectus Supplements and accompanying prospectus thereto. As of the date of this prospectus supplement, we are increasing the aggregate amount of Class A common stock that we are offering pursuant to the Sales Agreement, such that we are offering up to an aggregate of $25,000,000 of our Class A common stock for sale under the Sales Agreement, in addition to the shares of Class A common stock previously sold.

Our Class A common stock is listed on The Nasdaq Capital Market under the symbol “KSCP”. On November 13, 2024, the last reported sale price of our Class A common stock on The Nasdaq Capital Market was $20.78 per share.

Investing in our Class A common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-4 of the ATM Prospectus Supplements and in the documents incorporated by reference in the ATM Prospectus Supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the ATM Prospectus Supplements and accompanying prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is November 14, 2024.